February 15, 2012

Mr. Blaise Rhodes
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Lake Victoria Mining Company, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended March 31, 2011
Filed July 14, 2011
File No. 000-53291

Dear Mr. Rhodes:

     We write in response to your letter of February 7, 2012 regarding the Company’s Form 10-K for the fiscal year ended March 31, 2011. The following responses are numbered in a manner that corresponds with your comments as set out in the comment letter.

Form 10-K for the Fiscal Year Ended March 31, 2011
Item 8. Financial Statements and Supplemental Data
Report of independent registered public accounting firm, page F-3

1.

Please advise your current auditor to revise the opening paragraph of its audit report to address the cumulative period from December 11, 2006 (inception) to March 31, 2011. We also note your current auditor based its opinion, insofar as it relates to amounts included for cumulative date, upon reports of other auditors who audited the cumulative period from December 11, 2006 (inception) to March 31, 2010. As such, the predecessor auditor’s report covering the above referenced period is required to be included in the filing. Please advise your former independent auditor, BehlerMick PS, to revise the opening and opinion paragraphs of its report to address the cumulative period from December 11, 2006 (inception) to March 31, 2010, and amend your Form 10-K to include both revised reports.

We attach as schedule “A” to this letter a draft of the proposed amended Form 10-K (the “Form 10-K/A”) for the fiscal year ended March 31, 2011 including a draft of the amended audit report of Manning Elliott LLP. We also propose to include in the Form 10-K/A the BehlerMick PS audit report which was filed with the Commission on July 14, 2010 (included in the Form 10-K for the fiscal year ended March 31, 2010) which report has the above requested language in the opening paragraph. If the draft Form 10-K/A is acceptable, the Company intends to arrange for the execution and filing of the Form 10-K/A on EDGAR.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above noted responses, please do not hesitate to contact the writer directly.

Yours truly,

LAKE VICTORIA MINING COMPANY, INC.

/s/ David Kalenuik
David Kalenuik
President

Schedule “A”

Form 10-K/A DRAFT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 000-53291

LAKE VICTORIA MINING COMPANY, INC.
(Exact name of registrant as specified in its charter)

Nevada	Not Applicable
State or other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

Suite 810 – 675 West Hastings Street
Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive offices, including zip code)

604.681.9635
(telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of each Exchange on which registered
Nil	N/A

Securities registered pursuant to Section 12(g) of the Act

Common Stock, par value $0.00001 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES [ ] NO [ x ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act:
YES [ ] NO [ x ]

Indicate by check mark whether the registrant(1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 day.
YES [ x ] NO [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES [ ] NO [ ] Not Applicable

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 if the Exchange Act.

Large Accelerated Filer [ ]	Accelerated Filer [ ]
Non-accelerated Filer [ ]	Smaller Reporting Company [ x ]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
YES [ ] NO [ x ]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked prices of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter: $17,791,979 based on a price of $0.34 per share, being the closing price of the registrant’s common stock as quoted on the OTC Bulletin Board on September 30, 2010.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date. 97,485,733 shares of common stock as of July 13, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).
Not Applicable

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the annual report on Form 10-K for the fiscal year ended March 31, 2011, of Lake Victoria Mining Company, Inc. (the “Company”) which was originally filed with the Securities and Exchange Commission on July 14, 2011 (the “Original Filing”) is being filed for the following purposes:

  To replace in the Amendment with the audit report of BehlerMick PS dated on July 13, 2010 previously issued on Form 10-K for the fiscal year ended March 31, 2010 to cover the cumulative period from December 11, 2006(inception) to March 31, 2010.

  To include in the Amendment the amended audit report of Manning Elliott LLP which has been revised to cover the cumulative period from December 11, 2006 (inception) to March 31, 2011.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Original Filing or reflect any events that have occurred after the Original Filing was filed. The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)

March 31, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheet of Lake Victoria Mining Company, Inc. (An Exploration Stage Company) as of March 31, 2011 and the related consolidated statements of operations, cash flows and stockholders’ equity for the year then ended and the period from December 11, 2006 (Date of Inception) to March 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of March 31, 2010, and for the year then ended and the period from December 11, 2006 (Date of Inception) to March 31, 2010, were audited by another firm of independent accountants, which expressed an unqualified audit opinion on those financial statements in its report dated July 13, 2010. Our opinion on the consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the period from December 11, 2006 (Date of Inception) to March 31, 2011, insofar as it relates to the amounts for prior periods through March 31, 2010, is based on the reports of the other auditors. The predecessor auditor has not reissued its reports because the firm has ceased its operations.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lake Victoria Mining Company, Inc. (An Exploration Stage Company) as of March 31, 2011, and the results of its operations, cash flows and stockholders’ equity (deficit) for the year then ended and accumulated for the period from December 11, 2006 (Date of Inception) to March 31, 2011 in conformity with accounting principles generally accepted in the United States.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS

Vancouver, Canada

July 14, 2011

To the Board of Directors and Stockholders of
Lake Victoria Mining Company, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

We have audited the accompanying consolidated balance sheets of Lake Victoria Mining Company, Inc. (an exploration stage company) as of March 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended and for the period from December 11, 2006 (inception) to March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lake Victoria Mining Company, Inc. as of March 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended and for the period from December 11, 2006 (inception) to March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses and has an accumulated deficit at March 31, 2010. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BEHLERMICK PS
BehlerMick PS
Spokane, Washington July 13, 2010

____________________
1 TThis is a copy of auditor’s report dated on July 13, 2010 previously issued on the Company’s Form 10-K for the fiscal year ended March 31,2010. The predecessor auditor has not reissued its reports because the firm has ceased its operations.
PCAOB Section 9508 - Reports on Audited Financial Statements: Auditing Interpretations of Section 508 and the Division of Corp Fin - Reporting Manual 4820 Accountant’s Inability to Reissue Reports [AU 9508, Interpretation 15; Regulation C, Rule 437]

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in US dollars)

	March 31,	March 31,
	2011	2010
	$	$
ASSETS
Current Assets
Cash	2,282,902	955,401
Advances and deposits (Note 3(g))	32,684	4,224
Amounts receivable (Note 7)	256,968	–
Advances to related party (Note 3)	499,043	499,043
Total Current Assets	3,071,597	1,458,668
Property and Equipment (Note 4)	103,302	100,864
Total Assets	3,174,899	1,559,532

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	212,721	99,736
Accounts payable to related party (Note 3)	624,773	700,523
Acquisition liabilities	–	61,482
Accrued expenses	119,540	–
Other payables (Note 6)	4,386	29,178
Total Liabilities	961,420	890,919

Commitments (Note 11)
Subsequent Events (Note 12)
Stockholders’ Equity
Preferred Stock, 100,000,000 shares authorized, $0.00001 par value; No shares issued and outstanding (Note 8)	–	–
Common Stock, 250,000,000 shares authorized, $0.00001 par value; 96,346,900 shares issued and outstanding (2010 - 67,871,225) (Note 8)	964	679
Additional Paid-in Capital	15,620,475	9,110,183
Subscription Receivable	–	(20,000)
Common Stock and Warrants Issuable (Notes 8(b))	35,000	–
Deficit Accumulated During the Exploration Stage	(13,442,960)	(8,422,249)
Total Stockholders’ Equity	2,213,479	668,613
Total Liabilities and Stockholders’ Equity	3,174,899	1,559,532

The accompanying notes are an integral part of these consolidated financial statements

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in US dollars)

			Accumulated From
	For the	For the	December 11, 2006
	Year Ended	Year Ended	(Date of Inception) to
	March 31,	March 31,	March 31,
	2011	2010	2011
	$	$	$

Revenue	–	–	–

Expenses
Amortization and depreciation	24,221	10,727	38,102
Exploration costs (Note 7)	1,194,934	803,810	3,012,912
General and administrative	432,154	1,455,998	2,100,981
Impairment of mineral property acquisition costs (Note 7)	742,180	3,935,611	11,143,091
Management and director fees	102,000	198,017	524,017
Professional and consulting fees	831,947	1,455,922	3,295,619
Stock-based compensation (Note 9)	1,593,989	–	1,593,989
Travel and accommodation	22,511	114,842	332,631

Total Operating Expenses	4,943,936	7,974,927	22,041,342

Operating Loss	(4,943,936)	(7,974,927)	(22,041,342)

Other Income (Expenses)
Gain on long-term investments	–	10,000	5,000
Foreign exchange loss	(15,612)	(70,153)	(85,764)
Interest income	3,112	1,133	8,587
Interest expense	(523)	(522)	(1,045)
Loss on debt settlement	(63,752)	–	(63,752)
Other income	–	–	15,900
Total Other Income (Expenses)	(76,775)	(59,542)	(121,074)
Net loss	(5,020,711)	(8,034,469)	(22,162,416)
Net loss attributable to non-controlling interest	–	1,927,226	8,719,456
Net Loss Attributable to the Company	(5,020,711)	(6,107,243)	(13,442,960)
Net Loss Per Share – Basic and Diluted	(0.07)	(0.12)
Weighted Average Shares Outstanding	73,469,406	49,105,191

The accompanying notes are an integral part of these consolidated financial statements

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	For the	For the	Accumulated From
	Year Ended	Year Ended	December 11, 2006
	March 31,	March 31,	(Date of Inception)
	2011	2010	to March 11, 2011
	$	$	$
Operating Activities
Net Income (Loss)	(5,020,711)	(6,107,243)	(13,442,960)
Adjustments to reconcile net loss to cash used in operating activities
Amortization and depreciation	24,221	10,727	38,102
Loss in subsidiary attributed to non-controlling interest	–	(1,927,226)	(8,719,456)
Restructuring charges	–	(110,029)	(110,019)
Impairment of mineral property acquisition cost	742,180	3,935,611	11,143,091
Gain on long-term investments	–	(10,000)	(5,000)
Loss on debt settlement	63,752	-	63,751
Share payment for consulting services	207,475	2,292,623	2,697,598
Directors' compensation share payments	–	35,000	35,000
Stock-based compensation	1,593,989	-	1,593,989
Changes in operating assets and liabilities:
Increase in advances and deposits	(28,460)	(423)	(32,684)
Increase in amounts receivable	(256,968)	-	(256,968)
Decrease in advances to related party	–	978,837	(499,043)
Increase(Decrease) in amounts due to related parties	(75,750)	(238,518)	624,773
Increase in accounts payable and accrued liabilities	112,986	500,973	212,726
Decrease in accrued expenses	58,055	(125,000)	119,539
Decrease in other payables	(24,792)	29,178	4,386
Net Cash Provided By (Used In) Operating Activities	(2,604,021)	(735,492)	(6,533,175)

Investing Activities
Acquisition of property, plant and equipment	(26,658)	(103,269)	(141,403)
Cash payment for acquisition of mineral properties	(742,180)	(2,135,611)	(3,462,791)
Proceeds of subsidiary stock issuances	–	–	1,600,300
Purchase of investment	–	–	(5,000)
Proceeds from sale of investments	–	10,000	10,000
Net Cash Used In Investing Activities	(768,838)	(2,228,880)	(1,998,894)

Financing Activities
Proceeds from note payable	12,750	–	12,750
Repayment of note payable	(12,750)	–	(12,750)
Proceeds from issuance of stock, net	4,700,360	3,389,205	10,828,971
Payment for cancellation of stock	–	–	(14,000)
Related party payable proceeds	–	–	420
Related party payable payments	–	–	(420)
Net Cash Provided By Financing Activities	4,700,360	3,389,205	10,814,971
Net Increase In Cash	1,327,501	424,832	2,282,902
Cash at Beginning of Period	955,401	530,570	–
Cash at End of Period	2,282,902	955,401	2,282,902

Non-cash Investing and Financing Activities
Stock issued for services	41,000	2,292,623	2,333,623
Stock issued for subscription receivable	–	20,000	33,275
Stock issued to settle debt	230,227	–	230,227
Investment acquired for amount payable	–	8,000	8,030
Receivable exchange for long-term investment	–	10,000	10,000
Share payments for mineral interest acquisition costs	–	1,800,000	7,680,300
Accounts receivable exchanged for mineral property acquisition	–	1,039,981	1,039,981
Accounts receivable exchanged for long-term investment	–	460,019	460,019
Supplemental Disclosures
Interest paid	523	522	1,045
Income taxes paid	–	–

The accompanying notes are an integral part of these consolidated financial statements

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Equity (Deficit)
(Expressed in US dollars)

						Accumulated	Total
					Common	Deficit During	Stockholders'	Non-
	Common Stock		Additional	Subscription	Stock	Exploration	Equity	Controlling
	Shares	Amount	Paid-in Capital	Receivable	Issuable	Stages	(Deficit)	Interest
		$	$	$	$	$	$	$
Balance, at December 12, 2006	–	–	–	–	–	–	–	–
Common stock issued in December for cash at $0.001 per share	14,730,000	147	12,128	(9,775)	–	–	2,500	–
Common stock issued in February for consulting service provided at $0.10 per share	2,370,000	24	197,476	–	–	–	197,500	–
Subsidiary equity interest purchased in March by non-controlling interests	–	–	–	–	–	–	–	10
Net loss for period	–	–	–	–	–	(294,102)	(294,102)	(7,441)
Balance, at March 31, 2007	17,100,000	171	209,604	(9,775)	–	(294,102)	(94,102)	(7,431)
Common stock issued in April for cash at $0.10 per share	5,172,000	52	430,948	(3,500)	–	–	427,500	–
Common stock issued in October for cash at $0.75 per share	2,201,923	22	1,375,748	–	–	–	1,375,770	–
Common stock issued in November for cash at $0.75 per share	48,000	–	30,000	–	–	–	30,000	–
As of October, Subsidiary equity interest purchased by non- controlling interests	–	–	–	–	–	–	–	100,300
Miscellaneous adjustments to Equity	–	–	–	(5)	–	–	(5)	–
Common stock issued in February for cash at $0.75 per share	60,720	1	37,949	–	–	–	37,950	–
Net loss for year	–	–	–	–	–	(619,622)	(619,622)	(8,705)
Balance, March 31, 2008	24,582,643	246	2,084,249	(13,280)	–	(913,724)	1,157,491	84,164
Common stock issued in April for cash at $0.75 per share	208,000	2	129,998	–	–	–	130,000	–
Common stock issued in December for cash at $0.50 per share	1,765,765	18	735,667	–	–	–	735,684	–
As of May, Subsidiary equity interest purchased by non-controlling interests	–	–	–	–	–	–	–	250,000

						Accumulated	Total
					Common	Deficit During	Stockholders'	Non-
	Common Stock		Additional	Subscription	Stock	Exploration	Equity	Controlling
	Shares	Amount	Paid-in Capital	Receivable	Issuable	Stages	(Deficit)	Interest
As of November, Subsidiary equity interest purchased by non- controlling interests	–	–	–	–	–	–	–	250,000
As of November, Subsidiary equity interest purchased by non- controlling interests	–	–	–	–	–	–	–	1,000,000
Subsidiary equity interest issued in December for mineral properties acquisition	–	–	–	–	–	–	–	2,350,300
Common stock cancelled for refund at $0.50 per share	(33,600)	–	(14,000)	–	–	–	(14,000)	–
Subsidiary equity interest issued in January for mineral properties acquisition	–	–	–	–	–	–	–	1,690,000
Subsidiary equity interest issued in January for mineral properties acquisition	–	–	–	–	–	–	–	1,840,000
Net loss for year	–	–	–	–	–	(1,401,282)	(1,401,282)	(6,776,084)
Balance, March 31, 2009	26,522,808	266	2,935,914	(13,280)	–	(2,315,006)	607,894	688,380
Subsidiary equity interest issued in April for directors compensation	–	–	–	–	–	–	–	35,000
Common stock issued in May for mineral properties acquisition	6,211,500	62	2,588,063	–	–	–	2,588,125	–
Common stock issued in June for cash at $0.25 per share	1,747,200	17	363,983	–	–	–	364,000	–
Common stock issued in June for consulting service provided	186,000	2	38,748	–	–	–	38,750	–
Common stock issued in June for consulting service provided	1,186,200	12	322,113	–	–	–	322,125	–
Common stock issued in June for consulting service provided	1,620,720	16	337,634	–	–	–	337,650	–
Common stock issued in June for consulting service provided	179,122	2	59,705	–	–	–	59,706	–
Subsidiary equity interest issued in June for mineral properties acquisition	–	–	–	–	–	–	–	1,800,000
As of August, loss attributable to non-controlling interest	–	–	–	–	–	–	–	(1,927,226)
As of August, Reverse acquisition restructuring of the non-controlling interest and investment held by parent company	18,198,000	182	(2,102,180)	5	–	–	(2,101,993)	(596,154)

						Accumulated	Total
					Common	Deficit During	Stockholders'	Non-
	Common Stock		Additional	Subscription	Stock	Exploration	Equity	Controlling
	Shares	Amount	Paid-in Capital	Receivable	Issuable	Stages	(Deficit)	Interest
Common stock attached with warrants to be issued in September for cash at $0.60 per share	200,000	2	119,998	–	–	–	120,000	–
Common stock issued in November for consulting service provided	255,000	3	152,997	–	–	–	153,000	–
Common stock issued in November for consulting service provided	201,250	2	120,748	–	–	–	120,750	–
Common stock issued in November for consulting service provided	1,450,000	15	1,217,986	–	–	–	1,218,000	–
Common stock issued in December for consulting service provided	68,775	1	42,639	–	–	–	42,640	–
Common stock attached with warrants issued	2,501,001	25	1,454,679	–	–	–	1,454,704	–
Received subscription payment	–	–	–	13,275	–	–	13,275	–
Common stock attached with warrants issuable for private placement at $0.20 per share	7,343,650	73	1,457,157	(20,000)	–	–	1,437,230	–
Net loss for year	–	–	–	–	–	(6,107,243)	(6,107,243)	–
Balance, at March 31, 2010	67,871,225	679	9,110,183	(20,000)	–	(8,422,249)	668,613	–
Common stock attached with warrants issued in May for cash at $0.20 per share	3,129,350	31	625,839	–	–	–	625,870	–
Common stock issued in April to settle debt	153,525	2	58,338	–	–	–	58,340	–
Common stock issued in April to settle debt	85,000	1	34,849	–	–	–	34,850	–
Common stock attached with warrants issued in May for cash at $0.20 per share	–	–	–	20,000	–	–	20,000	–
Common stock attached with warrants issued in August for cash at $0.225 per share, net of cost of $23,416	4,790,700	48	1,054,442	–	–	–	1,054,490	–
Common stock issued in October to settle debt	217,100	2	102,036	–	–	–	102,038	–
Stock options granted to directors and officers and consultant			1,593,989	–	–	–	1,593,989	–
Common stock issued in November for consulting services	100,000	1	40,999	–	–	–	41,000	–
Common stock issuable in February to settle debt	–	–	–	–	35,000	–	35,000	–

						Accumulated	Total
					Common	Deficit During	Stockholders'	Non-
	Common Stock		Additional	Subscription	Stock	Exploration	Equity	Controlling
	Shares	Amount	Paid-in Capital	Receivable	Issuable	Stages	(Deficit)	Interest
Common stock attached with warrants issued in March for cash at $0.15 per share	20,000,000	200	2,999,800	–	–	–	3,000,000	–

Net loss for year	–	–	–	–	–	(5020,711)	(5020,711)	–

Balance, at March 31, 2011	96,346,900	964	15,620,475	–	35,000	(13,442,960)	2,213,479	–

The accompanying notes are an integral part of these consolidated financial statements.

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

1.	Nature of Operations

Lake Victoria Mining Company, Inc. (the “Company”) was incorporated on December 11, 2006 under the laws of the State of Nevada. The Company’s administrative office is located in Vancouver, Canada. The Company is an Exploration Stage Company, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, Development Stage Entities. The Company has been in the exploration stage since inception and has not yet realized any revenues from its planned operations.

The principal business of the Company is to search for mineral deposits or reserves which are not in either the development or production stage. The Company is conducting exploration activities on gold and uranium properties located in Tanzania.

As of March 31, 2011, none of the Company’s mineral property interests had proven or probable reserves as determined under the requirements of SEC Industry Guide No. 7. Planned principal activities have not yet begun. The ability of the Company to emerge from the exploration stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional debt or equity financing and/or attain profitable mining operations. As shown in the accompanying financial statements, the Company has an accumulated deficit of $13,442,960 incurred through March 31, 2011. The Company has no revenues. Management intends to seek additional capital from new equity securities offerings that will provide funds needed to continue the exploration for gold and uranium. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern. The Company expects to be able to meet its necessary cash outflows for the next twelve months from working capital at March 31, 2011.

2.	Summary of Significant Accounting Policies

	a)	Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in U.S. dollars. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Kilimanjaro Mining Company, Inc. (“Kilimanjaro”) and Lake Victoria Resources Company, (T) Ltd. Significant intercompany accounts and transactions have been eliminated. The Company’s fiscal year-end is March 31.

	b)	Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to long-lived assets, mineral property costs, asset retirement obligations, stock-based compensation, financial instrument valuations and deferred income tax asset valuations. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

	c)	Business Combinations

The Company follows the guidance in ASC 805, Business Combinations, and ASC 810, Consolidation. The net loss attributable to non-controlling interest recognized during the year ended March 31, 2010 was previously the minority interest held by certain passive shareholders at the consolidated financial statement level of Kilimanjaro, and whose interests were eliminated for accounting purposes by the August 7, 2009 share exchange agreement. The Company, after August 7, 2009, had no further non-controlling interests.

For the years ended March 31, 2011 and 2010, losses of $nil and $1,927,226 respectively, were recognized as being attributed to the non-controlling interest of the Company’s controlled subsidiary.

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

2.	Summary of Significant Accounting Policies (continued)

	d)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive. As of March 31, 2011 and 2010, the Company had 45,604,901 and 13,006,651, respectively, potentially dilutive securities outstanding.

	e)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

As of March 31, 2011 and 2010, the Company has approximately $2,234,000 and $850,435, respectively, deposited at FDIC insured banks in the United States. FDIC deposit insurance covers the balance of each depositor’s account up to $250,000 per insured bank. As of March 31, 2011, the Company has Tanzania shillings of 19,595,000 (approximately $12,700 USD) and $35,800 deposited in Tanzania. The Deposit Insurance Board in Tanzania insures up to 1,500,000 Tanzanian Shillings (approximately $975 USD as of March 31, 2011) per customer per bank. Any amount beyond the basic insurance amount may expose the Company to loss.

	f)	Property and Equipment

Property and equipment consists of mining tools and equipment, furniture and equipment and computers and software which are depreciated on a straight line basis over their expected lives of five years.

	g)	Mineral Property Costs

Under US GAAP mineral property acquisition costs are ordinarily capitalized when incurred using FASB ASC Topic 805-20-55-37, whether Mineral Rights are Tangible or Intangible Assets. The carrying costs are assessed for impairment under ASC Topic 360-36-10-35-20, Accounting for Impairment or Disposal of Long- Lived Assets, whenever events or changes in circumstances indicate that the carrying costs may not be recoverable. The Company expenses as incurred all property maintenance and exploration costs.

The Company also evaluates the carrying value of acquired mineral property rights in accordance with ASC Topic 930-360-35-1, Mining Assets: Impairment and Business Combinations, using the Value Beyond Proven and Probable (VBPP) method. The fair value of a mining asset generally includes both VBPP and an estimate of the future market price of the minerals.

When the Company has capitalized mineral property costs, these properties will be periodically assessed for impairment of value. Once a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method. During the years ended March 31, 2011 and 2010, management determined that the carrying amounts of mineral property acquisition costs were not recoverable and therefore, were written down to their estimated fair values of $nil. The Company has recognized impairment charges of $742,180 and $3,935,611 for the years ended at March 31, 2011 and 2010, respectively.

	h)	Long-Lived Assets

In accordance with ASC 360, Property Plant and Equipment the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

2.	Summary of Significant Accounting Principles (continued)

	i)	Asset Retirement Obligations

The Company accounts for asset retirement obligations in accordance with the provisions of ASC 440, Asset Retirement and Environmental Obligations which requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company did not have any asset retirement obligations as of March 31, 2011.

	j)	Financial Instruments

ASC 825, Financial Instruments requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 825 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, advances and deposits, amounts receivable, advances to related party, accounts payable, accounts payable to related party and other payables.

Pursuant to ASC 825, the fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of advances and deposits, amounts receivable, advances to related party, accounts payable, accounts payable to related party and other payables approximate their current fair values because of their nature and respective relatively short maturity dates or durations.

Assets measured at fair value on a recurring basis were presented on the Company’s balance sheet as of March 31, 2011 as follows:

Fair Value Measurements Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable	Balance
	Instruments	Inputs	Inputs	March 31,
	(Level 1)	(Level 2)	(Level 3)	2011
	$	$	$	$
Assets:
Cash	2,282,902	–	–	2,282,902

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

2.	Summary of Significant Accounting Policies (continued)

	k)	Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated to United States dollars in accordance with ASC 740, Foreign Currency Matters, using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income.

To the extent that the Company incurs transactions that are not denominated in its functional currency, they are undertaken in Canadian dollars and the Tanzanian Schilling. A portion of business transactions in Tanzania and mineral option purchase agreements are denominated in the Tanzanian Schilling. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

	l)	Segment Information

At March 31, 2011, $82,900 of property and equipment is located in Tanzania and $20,402 in Canada. Although Tanzania is considered economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

	m)	Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of other comprehensive loss and its components in the consolidated financial statements. As at March 31, 2011 and 2010, the Company had no items that represent other comprehensive loss, and therefore has not included a schedule of comprehensive loss in the consolidated financial statements.

	n)	Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Income Taxes. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

	o)	Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation – Stock Based Compensation and ASC 505, Equity Based Payments to Non-Employees, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based awards made to employees and directors, including stock options.

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model as its method of determining fair value. This model is affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. These subjective variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviours. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the statement of operations over the requisite service period.

All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

2.	Summary of Significant Accounting Policies (continued)

	p)	Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Improving Disclosures about Fair Value Measurements, which amends the ASC Topic 820, Fair Value Measurements and Disclosures. ASU No. 2010-06 amends the ASC to require disclosure of transfers into and out of Level 1 and Level 2 fair value measurements, and also requires more detailed disclosure about the activity within Level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures concerning purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this amendment is not expected to have a material effect on the Company’s financial statements.

The Company has evaluated all other recent accounting pronouncements and determined that they would not have a material impact on the Company’s financial statements or disclosures.

	q)	Reclassifications

Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation.

3.	Related Party Transactions and Balances

a)

Prior to incorporation of the Company’s wholly-owned subsidiary in Tanzania, the Company contracted with Geo Can Resources Company Ltd (Geo Can), a related company with a shared common director, to perform exploration services on all of the properties. As of March 31, 2011, the Company owed $624,773 (2010 - $700,523) to Geo Can for exploration services provided. The amounts are non-interest bearing, unsecured and due on demand.

The Company, through its subsidiary Kilimanjaro Mining Company, advanced funds to Geo Can Resources Company to find mineral property interests in Tanzania. As of March 31, 2011 and 2010, the Company had advanced $499,043 to Geo Can. The advances bear no interest, are unsecured and are due on demand. The advances have not been offset against payables nor have any encumbrances been reported to the Company.

b)

At March 31, 2011, the Company owed $6,251 (2010 - $nil) of consulting fees to the President of the Company which has been included in accounts payable. During the twelve months ended March 31, 2011, the Company incurred $54,000 (2010 - $46,084) of consulting fees to the President of the Company.

c)

At March 31, 2011, the Company owed $3,500 (2010 - $nil) of management fees to a director of the Company which has been included in accounts payable. During the twelve months ended March 31, 2011, the Company incurred $102,000 (2010 - $155,750) of management fees to the director.

d)

At March 31, 2011, the Company owed $3,000 (2010 - $nil) of director fees to a director of the Company which has been included in accounts payable. During the twelve months ended March 31, 2011, the Company incurred $15,000 (2010 - $11,000) of directors fees to the director.

e)

At March 31, 2011, the Company owed $2,450 (2010 - $nil) of accounting fees to an individual related to an officer of the Company which has been included in accounts payable. During the twelve months ended March 31, 2011, the Company incurred $3,150 (2010 - $nil) of accounting fees to the individual.

	f)	During the twelve months ended March 31, 2011, the Company incurred $81,000 (2010 - $125,000) of geologist consulting fees to a director of the Company.

	g)	As at March 31, 2011, the Company held $9,710 in trust with a Company sharing a common director, which has been included in advances and deposits.

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

4.	Property and Equipment

At March 31, 2011 and March 31, 2010, property and equipment consisted of the following:

	As at March 31, 2011			As at March 31, 2010
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Mining tools and equipment	101,495	25,278	76,217	87,360	7,280	80,080
Furniture and equipment	10,101	1,794	8,307	4,489	612	3,877
Computer and software	29,808	11,030	18,778	22,896	5,989	16,907
	141,404	38,102	103,302	114,745	13,881	100,864

5.	Note Payable

On May 22, 2010, the Company signed a finance agreement for payment of insurance in the amount of $12,750 at an annual rate of 9.99% for a ten month period, payable in monthly instalments of $1,334. On October 27, 2010, the Company paid the balance in full.

6.	Other Payables

As of March 31, 2011 and 2010, one subsidiary of the Company withheld payroll deductions of $4,386 and $29,178, respectively, to conform to local tax law.

7.	Mineral Property Acquisition and Exploration Costs

On May 4, 2009, Kilimanjaro completed a Property Acquisition Agreement (the “Geo Can Agreement”) with Geo Can (a related party, see Note 3). Under the terms of the agreement Kilimanjaro acquired a 100% interest in the mineral property assets, which included 33 gold prospecting licenses and 13 uranium licenses. Included in this agreement were the Kalemela project’s licenses, Geita project’s license, Uyowa Project’s licenses and Kinyambwiga project’s license and other projects’ licences. Geo Can had entered into property option agreements, regarding some of these resource properties, with Lake Victoria before the share exchange agreement between Lake Victoria and Kilimanjaro on August 7, 2009, as a consequence Geo Can no longer has any interest in those prior property agreements.

The mineral property acquisition costs are capitalized and the carrying values are periodically assessed for impairment of value and any diminution in value. When a property reaches the development stage, the related costs will be capitalized and amortized, using the units of production method on the basis of periodic estimates of ore reserves. Costs to maintain the mineral rights and leases are expensed as incurred.

All of the Company’s mineral property interests are located in Tanzania. Geo Can holds resource properties in trust for the Company. Most of the resource property interests are still formally registered to Geo Can to save on registration fees. When the annual filing for each property comes due then the formal registration of each property will be transferred to Kilimanjaro or as directed by Kilimanjaro.

The following is a continuity of mineral property acquisition costs accumulated from inception:

	Kalemela	Geita	Kinyambwiga	Singida	Other
	Gold Project	Project	Project	Project	Projects	Total
	$	$	$	$	$	$
	(a)	(b)	(c)	(e)
Balance, March 31, 2009	3,575,300	2,730,000	–	–	160,000	6,465,300

Cash payments	67,825	22,608	122,608	904,148	956,940	2,074,129
Share payments	–	–	1,800,000	–	–	1,800,000
Accrued liabilities	–	–	–	61,482	–	61,482
	67,825	22,608	1,922,608	965,630	926,940	3,935,611

Balance, March 31, 2010	3,643,125	2,752,608	1,922,608	956,630	1,116,940	10,400,911

Cash payments	–	–	–	742,180	–	742,180

Balance, March 31, 2011	3,643,125	2,752,608	1,922,608	1,707,810	1,116,940	11,143,091

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

7.	Mineral Property Acquisition and Exploration Costs (continued)

The following is a continuity of mineral property exploration costs accumulated from inception:

	Kalemela $ (a)	Geita $ (b)	Kinyambwig a $ (c)	Suguti $ (d)	Singida $ (e)	Uyowa $ (f)	North Mara $ (g)	Mbinga $ (h)	Other Project $	Total $
Balance, March 31, 2009	618,970	395,197								1,014,167

Exploration expenditures:
Camp, Field Supplies and Travel	-	-	46,606	-	99,002	599	-	-	-	146,207
Geological consulting and Wages	8,749	7,600	102,697	-	220,638	19	-	-	-	339,703
Geophysical and Geochemical	-	-	16,128	-	156,816	-	-	-	-	172,944
Parts and equipment	-	-	4,000	-	16,092	-	-	-	-	20,092
Project Administration Fee	6,175	6,175	34,450	-	39,325	-	-	-	-	86,125
Vehicle and Fuel expenses	-	-	5,342	-	33,397	-	-	-	-	38,739
	-	-		-		-	-	-	-
	14,925	13,775	209,224		565,269	618				803,810

Balance, March 31, 2010	633,895	408,972	209,224	-	565,269	618	-		-	1,817,978

Exploration expenditures:
Camp, Field Supplies and Travel	-	511	14,869	14,968	89,808	7,654	3,597	2,321	272	134,001
Drilling Cost	-	-	136,381	-	544,533	-	-	-	-	680,914
Geological consulting and Wages	6,509	2,442	88,413	13,732	229,162	15,555	12,749	6,218	2,120	376,900
Geophysical and Geochemical	-	1,200	18,250	4,439	81,745	4,450	7,140	-	133	117,357
Parts and equipment	-	206	12,129	719	12,625	2,543	650	1,211	-	30,082
Vehicle and Fuel expenses	-	2,458	15,595	17,782	53,710	5,467	7,608	6,880	3,148	112,648
Expense reimbursements	-	-	-	-	(256,968)	-	-	-	-	(256,968)
	6,509	6,817	285,637	51,640	754,615	35,669	31,744	16,630	5,673	1,194,934

Balance, March 31, 2011	640,404	415,789	494,861	51,640	1,319,884	36,287	31,744	16,630	5,673	3,012,912

a)	Kalemela Gold Project

As a part of the Geo Can Agreement, Kilimanjaro owns 100% interest in the Kalemela Gold Project’s three prospecting licenses PL2747/2004, PL3006/2005 and PL2910/2004. The original three prospecting licenses have been divided and the project is now comprised of six licenses: PL2747/2004, PL3006/2005, PL2910/2004, PL5892/2009, PL5912/2009 and PL5988/2009. The Kalemela Gold Project is located within the Southeastern Lake Victoria Goldfields in Northern Tanzania in Magu District, Mwanza Region.

On March 29, 2011, the Company entered into a non-binding letter of intent with Otterburn Ventures Inc. (“Otterburn”). The Letter of Intent set out a proposal by Otterburn to acquire up to an undivided 70% interest in the Kalemela project. On May 6, 2011, the Company entered into an option and joint venture agreement with Otterburn. Refer to Note 12(g). On July 8, 2011, Otterburn terminated the option and joint venture agreement. Refer to Note 12(g).

b)	Geita Project

As a part of the Geo Can Agreement, the Company owns 100% interest in the Geita project’s one prospecting license as at March 31, 2011. The original prospecting license PL2806 has been divided and the project is now comprised of two licenses: PL2806/2004 and PL5958/2009. The Geita Gold Project is located in Northern Tanzania within the Lake Victoria Goldfields in the Geita District, Mwanza Region.

On March 29, 2011, the Company entered into a non-binding letter of intent with Otterburn Ventures Inc. (“Otterburn”). The Letter of Intent set out a proposal by Otterburn to acquire up to an undivided 70% interest in the Geita project. On May 6, 2011, the Company entered into an option and joint venture agreement with Otterburn. Refer to Note 12(g). On July 8, 2011, Otterburn terminated the option and joint venture agreement. Refer to Note 12(g).

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

7.	Mineral Property Acquisition and Exploration Costs (continued)

	c)	Musoma Bunda - Kinyambwiga Project:

The Musoma Bunda Gold Project comprise of three prospecting licences that are located on the eastern side of Lake Victoria.

Kinyambwiga project is part of the Musoma Bunda Gold Project. As a part of the Geo Can Agreement, the Company owns 100% interest of Kinyambwiga project’s one prospecting license and 24 primary mining licenses. The Kinyambwiga Gold Project is about 208 kilometers northeast of the city of Mwanza in northern Tanzania.

A director of the Company entered into Mineral Purchase agreements on behalf of the Company with 24 Primary Mining Licenses (PMLs) which are part of the Kinyambwiga Project and which are recorded in his name and are to be transferred over to the Company at a future date.

	d)	Musoma Bunda - Suguti Project

Suguti project is part of the Musoma Bunda Gold Project. As a part of the Geo Can Agreement, the Company owns 100% interest of Suguti project’s one prospecting license.

	e)	Singida Project

On May 15, 2009, the Company signed a Mineral Financing Agreement with one director of the Company authorizing him, on behalf of the Company, to acquire Primary Mining Licenses (“PMLs”) in the Singida area. As of December 31, 2010, this director has entered into Mineral Properties Sales and Purchase agreements with various PML owners. The Company has 100% acquired 23 PML agreements. The Company has the option to acquire 37 additional and different PMLs in the Singida area. Under the terms of these agreements, if the option to purchase is completed on all these PMLs, then the total purchase consideration would be approximately $6,432,930 (TZS9,896,816,657,outstanding option payments in US Dollar amount is estimated with an exchange rate of 0.00065 as at March 31, 2011), payable by February 24, 2013. Pursuant to the Mineral Financing Agreement, the Company has made payments of $965,630 in fiscal 2010 and $742,180 in fiscal 2011.

In September 2009, pursuant to the agreement, the Company completed an Addendum to the Mineral Properties and Sale and provided notification to all the PML owners involved in Singida Mineral Properties and Sale Agreements that the Company would extend their due diligence period for an additional 120 days as upon paying $48,782.

On January 19, 2010, a director on behalf of the Company signed second addendums to Singida mineral properties sales and purchase agreements. The addendums revised and extended the second payment of the mineral agreements. The second payment was divided into three payments with $470,927 due on January 27, 2010, $470,927 due on July 27, 2010 and $922,900, due on January 27, 2011.

On July 27, 2010, the director signed third addendums to the Singida mineral properties sales and purchase agreements on behalf of the Company. The third addendums revised the payment terms of the second addendum. Based on the revised terms, the second instalment of $470,927 was divided into two payments, with $281,065 due on July 27, 2010 and $187,426 due on October 24, 2010. The Company made the payment of $281,065 on July 27, 2010, and the payment of $187,426 on October 26, 2010.

On February 7, 2011, a director signed fourth addendums to the Singida mineral properties sales and purchase agreements on behalf of the Company. The fourth addendums revised the payment terms of the second addendum. Based on the revised terms, the third instalment of approximately $922,900 was divided into three payments, with $92,065 paid on February 9, 2011, $181,998 paid on March 10, 2011 and $646,030 due on August 9, 2011.

At the option of the Company, any PMLs may be relinquished at any time during the agreement and the title transferred back to the original owner. Also, at the option of the Company, a 2% Net Smelter Production royalty or 2% of the Net Sale Value may be substituted in place of the final payment for each PML and paid on a pro rata basis determined by the total final number of PMLs involved in a special mining license.

As of March 31, 2011, under the terms of the mineral properties sales and purchase agreements the Company has completed initial option payments in the amount of $1,707,810. Pursuant to the original agreement and the subsequent addendums, the Company will pay approximately $646,030 on August 9, 2011, approximately $419,100 on January 23, 2013 and $3,828,000 on February 24, 2013.

On March 29, 2011, the Company entered into a non-binding letter of intent with Otterburn Ventures Inc. (“Otterburn”). The Letter of Intent set out a proposal by Otterburn to acquire up to an undivided 70% interest in the Singida project. On May 6, 2011, the Company entered into an option and joint venture agreement with Otterburn. Refer to Note 12(g). On July 8, 2011, Otterburn terminated all agreements. Refer to Note 12(g).

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

7.	Mineral Property Acquisition and Exploration Costs (continued)

	f)	Uyowa Project

As a part of the Geo Can Agreement the Company owns 100% interest in the Uyowa project’s prospecting licenses. The Uyowa Gold project consists of seven prospecting licenses.

	g)	North Mara Project

During the year, there are three prospecting licenses expired. As of March 31, 2011, the North Mara Project comprised of nine prospecting licenses.

On March 29, 2011, the Company entered into a non-binding letter of intent with Otterburn Ventures Inc. (“Otterburn”). The Letter of Intent set out a proposal by Otterburn to acquire up to an undivided 70% interest in the North Mara project. On May 6, 2011, the Company entered into an option and joint venture agreement with Otterburn. Refer to Note 12(g). On July 8, 2011, Otterburn terminated the option and joint venture agreement. Refer to Note 12(g).

	h)	Mbinga Project

The Mbinga Uranium Project is comprised of 3 PLs and 2 Reconnaissance Licenses. The Reconnaissance Licenses, located along the eastern shoreline of Lake Nyasa are currently under application.

As of March 31, 2011, the Company owns 100% interest of Mbinga project’s prospecting licenses.

8.	Capital Stock

Preferred Stock

The Company is authorized to issue 100,000,000 shares of preferred stock with a par value of $0.00001. As of March 31, 2011, the Company has not issued any preferred stock.

Common Stock

On December 7, 2010, the Company’s shareholders approved a resolution to amend the Company’s articles of incorporation to increase the number of authorized shares of common stock from 100,000,000 shares to 250,000,000 shares. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all of the directors of the Company.

a)

On March 7, 2011, the Company completed a private placement of 20,000,000 units at $0.15 per share for total consideration of $3,000,000. Each unit consists of one share of common stock and one share purchase warrant. One warrant entitles the holder to purchase one additional share of common stock at $0.30 per share until September 7, 2011. The units were issued on March 7, 2011.

b)

On February 24, 2011, the Company signed debt settlement and subscription agreement with a director to settle a consulting fee of $35,000 in exchange for 145,833 shares of common stock at $0.24 per share. As of March 31, 2011, the shares were not issued.

	c)	On November 9, 2010, the Company issued 100,000 shares of common stock to a consultant. The shares were valued at $41,000 representing their fair value on the date of issuance.

d)

On October 18, 2010, the Company signed debt settlement and subscription agreement with a consultant to settle a consulting fee of $54,275 for geological and business development services provided. On October 18, 2010, the Company issued 217,100 restricted shares of common stock at $0.25 to settle the outstanding balance. The shares were valued at $102,037 representing their fair value on the date of the agreement. The company recognized a loss on debt settlement of $47,762.

e)

On September 7, 2010, the Company completed a private placement of 4,790,700 units at $0.225 per share for gross consideration of $1,077,907. The Company incurred share issuance costs of $23,416. Each unit consists of one share of common stock and two redeemable warrants. One redeemable warrant entitles the holder to purchase one additional share of common stock at $0.40 per share until August 12, 2013. The other redeemable warrant entitles the holder to purchase one additional share of common stock at $0.60 per share until August 12, 2013. The redeemable warrants are callable by the Company upon 20 days written notice to the warrant holder. If the redeemable warrants are not exercised within 20 days of being called, they will terminate and may not be exercised thereafter. The units were issued on November 9, 2010.

f)

On April 15, 2010, the Company issued 153,525 restricted shares of common stock and paid $21,265 to settle debt related to geological and business development services provided by a consultant. The services were valued at $58,340. The company recognized a loss on debt settlement of $8,342.50.

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

8.	Capital Stock (continued)

g)

On April 15, 2010, the Company issued 85,000 restricted shares of common stock to settle debt relating to consulting and business development services provided by a consulting company. The services were valued at $34,850. The company recognized a loss on debt settlement of $7,650.

h)

On January 28, 2010, the Company opened a private placement offering a maximum of 10,473,000 units at $0.20 per unit. Each unit consisted of one share of common stock and one redeemable warrant. One redeemable warrant and payment of $1.25 entitles the holder to purchase one additional common share until January 28, 2013. The redeemable warrants are callable by the Company upon 30 days written notice to the warrant holder. If the redeemable warrants are not exercised within 30 days of being called, they will terminate and may not be exercised thereafter.

As of March 31, 2010, the Company received a total cash payment of $1,448,730 and subscription receivable of $20,000 for 7,343,650 units. As of May 19, 2010, the Company issued additional 3,129,350 units for cash of $645,870, to complete a private placement of 10,473,000 units at $0.20 per share for gross consideration of $2,094,600. The Company incurred share issuance costs of $11,500.

i)

On December 31, 2009, the Company completed a private placement of 2,701,001 units at $0.60 per unit for cash of $1,574,704, net of cost of $45,900. Each unit consists of one share of common stock and one redeemable warrant. Two redeemable warrants and payment of $1.25 entitles the holder to purchase one additional share of common stock until September 9, 2012.

j)

On December 31, 2009, the Company paid $20,000 in cash and issued 68,775 restricted shares of common stock for geological and business development services provided by a consultant and valued the services at $42,640.

k)	On November 15, 2009, the Company issued 1,450,000 restricted shares of common stock for business development services provided by a consultant and valued the services at $1,218,000.

l)	On November 5, 2009, the Company issued 456,250 restricted shares of common stock for business development services provided by consultants and valued the services at $273,750.

m)	Acquisition Issuances:

According to the share exchange agreement, Kilimanjaro, on August 7, 2009, cancelled 4,000,000 common shares held in its subsidiary, Lake Victoria, of which 3,000,000 shares were originally issued to Kilimanjaro and 1,000,000 shares to former directors on March 14, 2007, the inception of the subsidiary. Also in accordance with the share exchange agreement Kilimanjaro, on August 7, 2009, cancelled 6,350,300 common shares in its subsidiary Lake Victoria which included 2,350,300 shares issued on December 23, 2008 and 4,000,000 shares issued on February 13, 2009 to Geo Can Resources Company Ltd. that were acquired in May 2009 by Kilimanjaro.

On August 7, 2009 the Company issued 37,653,549 common shares pursuant to a share exchange agreement with Kilimanjaro. Of these shares, 24,478,300 had been issued originally by Kilimanjaro prior to December 31, 2008.

n)	Kilimanjaro Issuances:

The remaining portions of the underlying shares were issued by Kilimanjaro prior to the August 7, 2009 share exchange agreement for the following purposes:

1.	1,747,200 were issued for cash at $0.25 per share
2.	6,211,500 were issued for acquisition of mineral properties
3.	3,172,042 were issued for payment of consulting services

In January 2009, Kilimanjaro cancelled 33,600 common shares in the amount of $14,000 due to the request of an individual investor to withdraw his private placement.

o)	Lake Victoria Issuances for Non-controlling Interests:

Lake Victoria, prior to the share exchange agreement with its controlling parent company, Kilimanjaro, issued the following shares as the reporting registrant and subsidiary of Kilimanjaro:

On April 15, 2009, Lake Victoria granted 70,000 restricted common shares at a fair value of $35,000 to officers and directors. The shares were issued on August 4, 2009.

On February 13, 2009, the Lake Victoria issued 4,000,000 shares of common stock at a fair value of $1,840,000 in accordance with the January 21, 2009 Option to Purchase agreement for Geita PL 2806/2004.

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

8.	Capital Stock (continued)

	o)	Lake Victoria Issuances for Non-controlling Interests: (continued)

All of these shares were acquired by Kilimanjaro as part of a property purchase agreement in May 2009.

On January 21, 2009, Lake Victoria entered into an option to purchase prospecting license agreement with Geo Can Resources Ltd. to acquire prospecting license PL2806/2004 at Geita area in Geita District. The total consideration included an aggregate cash payment of $200,000 and issuance of 5,500,000 shares of common stock.

9.	Stock Options and Warrants

On October 7, 2010, the Company adopted the 2010 Stock Option Plan under which the Company is authorized to grant stock options to acquire up to a total of 10,000,000 shares of common stock.

On October 21, 2010, the Company granted 3,580,000 stock options to six directors and officers, and 500,000 stock options to a senior geological consultant at an exercise price of $0.45 per share which will expire on October 21, 2013. All stock options are non-qualified and vested immediately. The fair value of the options was estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield of 0%; risk- free interest rate of 0.52%; expected life of three years; and volatility of 170%. The fair value of $1,564,711 was recorded as stock-based compensation.

On October 7, 2010, the Company entered into a consulting agreement with Misac Noubar Nabighian to provide geophysical data processing, geophysical data interpretation services. The Company granted the Consultant an option to acquire 120,000 shares of common stock of the Company pursuant to the terms of the Company’s 2010 Stock Option Plan, at an exercise price of $0.29 per share, exercisable until October 7, 2013 and vesting immediately. The fair value of the options was estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield of 0%; risk-free interest rate of 0.54%; expected life of three years; and volatility of 169%. The fair value of $29,278 was recorded as stock-based compensation.

The fair value of stock options granted during the year ended March 31, 2011, was $0.38, per share.

The weighted average assumptions used in the Black-Scholes valuation model were as follows:

	Year Ended
	March 31,	March 31,
	2011	2010

Expected dividend yield	0%	–
Risk-free interest rate	0.52%	–
Expected volatility	170%	–
Expected option life (in years)	3.00	–

The total intrinsic value of stock options exercised during the years ended March 31, 2011, and 2010 was $nil.

The following table summarizes the continuity of the Company’s stock options:

			Weighted-
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life (years)	Value
		$		$

Outstanding, March 31, 2009	-	-
Acquired (1)	4,312,500	1.01
Outstanding, March 31, 2010	4,312,500	1.01

Granted	4,200,000	0.45
Expired	(4,312,500)	1.01

Outstanding, March 31, 2011	4,200,000	0.45	2.56	-

Exercisable, March 31, 2011	4,200,000	0.45	2.56	-

At March 31, 2010 and 2010, the Company did not have any unvested options.

(1) As part of the acquisition effective August 7, 2009, the Company acquired 4,312,500 outstanding stock warrants of the prior subsidiary to be exercised by investors.

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

9.	Stock Options and Warrants (continued)

The following table summarizes the continuity of the Company’s warrants:

	Number of		Weighted-
	Shares	Weighted	Average
	Issuable	Average	Remaining	Aggregate
	Upon	Exercise	Contractual	Intrinsic
	Exercise	Price	Life (years)	Value
		$		$

Outstanding, March 31, 2009	-	-
Granted	13,006,651	1.25	2.77	-
Outstanding, March 31, 2010	13,006,651	1.25

Granted	(4,312,500)	1.01

Outstanding, March 31, 2011	41,404,901	1.08	1.27	-

The Company had the following warrants outstanding as of March 31, 2011:

	Exercise Price per
	Share	Shares Issuable
Expiration Date	$	Upon Exercise

September 7, 2011	0.30	20,000,000
September 9, 2012	1.25	1,350,501
January 28, 2013 (1)	1.25	10,473,000
August 13, 2013 (2)	0.40	4,790,700
August 13, 2013 (2)	0.60	4,790,700
		41,404,901

(1) These redeemable warrants are callable by the Company upon 30 days written notice to the warrant holder. If the redeemable warrants are not exercised within 30 days of being called, they will terminate and may not be exercised thereafter.

(2) These redeemable warrants are callable by the Company upon 20 days written notice to the warrant holder. If the redeemable warrants are not exercised within 20 days of being called, they will terminate and may not be exercised thereafter.

10.	Income Taxes

At March 31, 2011 and March 31, 2010, the Company had net deferred tax assets (calculated at an expected rate of 34%) of approximately $4,029,000 and $2,863,000 principally arising from net operating loss carryforwards for income tax purposes. Management of the Company has determined that it is not more likely than not that the Company will realize the benefit of the deferred tax asset. Accordingly a valuation allowance equal to the deferred tax asset has been established at March 31, 2011 and 2010. The significant components of the deferred tax asset at March 31, 2011 and 2010 were as follows:

		March 31, 2011		March 31, 2010

Net operating loss carryforwards		$11,848,970		$8,422,000

Deferred tax asset		4,028,650		2,863,000
Deferred tax asset valuation allowance		(4,028,650)		(2,863,000)
	$		$
		-
Net deferred tax asset				-

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

11.	Commitments

a)

On May 15, 2009, Kilimanjaro signed a Mineral Financing Agreement with a director of the Company authorizing him, on behalf of the Company, to acquire Primary Mining Licenses (PMLs) in the Singida area of Tanzania. As of March 31, 2011, this director has entered into Mineral Properties Sales and Purchase agreements with various PML owners of which 23 PML Option to Purchase agreements have been completed. These PMLs have been 100% acquired and the Company has the option to acquire 37 additional and different PMLs in the Singida area. Under the terms of these agreements, if the option to purchase is completed on all these PMLs, then the total purchase consideration will be approximately $6,432,930 (see Note 7(e)).

b)

The same director of the Company entered into Mineral Purchase agreements with 24 PML’s which are part of the Kinyambwiga Project and which are recorded in his name and are to be transferred over to the Company at a future date (see Note 7(c)).

c)

On December 31, 2009, the Company entered into a Geological and Business Development Consulting Services Agreement with Jack V. Everett (“Everett”) under which Everett will provide public relations, geological, and consulting services to us and the Company agrees to compensate Everett on a quarterly basis in two methods: (a) cash and (b) restricted common shares of the Company. The quarterly compensation will be agreed upon, in advance of each quarter, by the Company and Everett. Accordingly, upon execution of the agreement the Company paid Everett a cash payment of $20,000 and issued him 68,775 restricted common shares valued at $42,641. On May 10, 2010, the Company paid Everett a cash payment of $21,265 and on April 7, 2010 issued him 153,525 restricted common shares valued at $50,000. On November 9, 2010, the Company issued him 217,100 restricted common shares for services provided valued at $54,275. The term of the consulting agreement is twelve months. As of March 31, 2011, the Company accrued an expense of $80,614 for services rendered for the period from October 2010 to March 31, 2011.

d)

On January 4, 2010, the Company entered into a finder’s fee agreement with Robert A. Young, The RAYA Group (“Young”) wherein we agreed to pay Young fees limited to introductions that Young makes to the Company of investors who invest in the Company’s private placements or become involved with the Company through joint venture property agreements. No Finder’s fees will be paid in connection with any introduction to any existing contacts of the Company. The fee will be 10% of the first $10,000,000 and 5% of amounts in excess of $10,000,000. The term of the finder’s fee agreement is five years.

e)

On May 11, 2010, the Company entered into an agreement with a consultant to provide services as a Senior Geological Consultant. In consideration of the foregoing the Company will pay a base compensation of $15,000 per month for the first six months, to be increased to $20,000 per month after the initial six months; eligibility of a bonus of 100,000 shares of common stock at the end of six months; and at the end of 12 months the Company will grant the consultant 300,000 stock options. On November 9, 2010, the Company issued 100,000 shares of common stock to the consultant. On October 21, 2010, the Company passed a board resolution to grant the Consultant 500,000 stock options at an exercise price of $0.45 per share. On November 11, 2010, the Company signed an amendment with the consultant to the original May 11th consulting agreement. The amendment extended the term of the agreement to three years and the Company agreed to pay $17,500 per month for the first 12 months and $20,000 per month thereafter. The Company will grant the Consultant 300,000 stock options on November 1, 2011, 2012 and 2013.

f)

On October 7, 2010, the Company entered into a consulting agreement with Misac Noubar Nabighian to provide geophysical data processing and geophysical data interpretation services to the Company in consideration for:

i.

granting the Consultant an option to acquire 120,000 shares of common stock of the Company pursuant to the terms of the Company’s 2010 Stock Option Plan, at an exercise price of $0.29 per share, exercisable until October 7, 2013 and vesting immediately. On October 7, 2010, the Company granted 120,000 options to the Consultant;

ii.	paying the Consultant 0.5% of the net proceeds from the sale of any mining properties;

iii.

granting the Consultant a royalty on producing properties as follows: (a) $1.00 per ounce of gold produced or 0.25% of net smelter returns (as such term is defined in the Agreement), whichever is greater, and (b) 0.25% of net smelter returns for all other commercial production.

The agreement is for a term of 36 months and may be renewed at the option of the Company upon 30 days written notice.

12.	Subsequent Events

a)

On April 8, 2011, the Company signed a debt settlement agreement with a consultant to settle a consulting fee of $80,614 for geological and business development services provided. The Company agreed to pay $31,714 cash and 163,000 shares at $0.30 per share to settle an outstanding balance of $48,900.

	b)	On April 20, 2011, the Company signed two prospecting licences purchase agreements to acquire two prospecting licenses. The total consideration includes:

i.	paying $160,400 within 14 days on receipt of the notification from Tanzania Ministry of Energy and Minerals. The payment was made on April 28, 2011;

ii.

paying a total amount of $65,000 to the owner of the licenses, of which 10% is due on the closing date and 90% due on receipt of prospecting licenses. On April 28, 2011, the Company paid $6,500 to the licenses’ owner;

iii.	paying a finder’s fee of $60,000 and 800,000 common shares.

c)

On April 26, 2011, the Company entered into a consulting agreement with the CEO and President of the Company. Pursuant to the agreement, the Company agreed to pay CAD $10,000 per month for two years and grant, upon completion of twelve months services, and annually on the anniversary each and every year thereafter, an option to purchase 500,000 shares of the Company’s common stock.

d)

On April 26, 2011, the Company entered into a consulting agreement with the Chairman of the Company. Pursuant to the agreement, the Company agreed to pay $3,500 per month for two years and grant upon completion of twelve months services, and annually on the anniversary each and every year thereafter, an option to purchase 250,000 shares of the Company’s common stock.

e)

On April 26, 2011, the Company entered into an employment agreement with the Secretary and Treasurer of the Company. Pursuant to the agreement the Company agreed to pay the Secretary CAD $102,000 per year and a one time bonus of CAD $1,000.

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

12.	Subsequent Events (continued)

f)

On April 26, 2011, the Company entered into an employment agreement with the Chief Financial Officer of the Company. Pursuant to the agreement the Company agreed to pay the CFO CAD $90,000 per year and a one time bonus of CAD $1,000.

g)

On May 6, 2011, the Company entered into four option and joint venture agreements with Otterburn Ventures Inc. (“Otterburn”) (collectively the “Agreements”), pursuant to which the Company granted Otterburn the right (the “Options”) to acquire up to an undivided 70% interest in and to certain primary mining licenses and prospecting licenses owned by the Company known as the Singida Gold Project, North Mara Gold Project, Kalemela Gold Project and Geita Gold Project (collectively the “Properties”) subject to Otterburn incurring certain expenditures on the Properties, issuing a certain number of its common shares, and making certain cash payments as further outlined below. Closing of the Options is subject to the completion of a due diligence investigation of the title and environmental condition of the Properties to the satisfaction of Otterburn by May 20, 2011.

Otterburn is under no obligation to make any cash payments or issue any common shares to Lake Victoria until the satisfactory completion of the due diligence investigation, other than payment of a deposit for each Property (as described below) which is due and payable by May 13, 2011.

Otterburn may terminate the contract at any time prior to earning the 70% interest in any of the Properties. In the event of a termination of the Agreements by Otterburn, Otterburn will have no further right or interest in the Property and no further obligations under the Agreement. The Company may only terminate the Agreement if there is a default by Otterburn under the Agreement which has not been cured within the permitted time periods as further set out in the Agreements.

In the event Otterburn exercises the Options and earns a 70% interest in any Property, the parties are deemed to enter into a joint venture for further exploration and development of the Property with Otterburn holding a 70% interest and the Company holding the remaining 30% interest. As a further condition of the Agreements, Otterburn agreed to enter into an exploration services agreement with Lake Victoria Resources (T) Ltd. (“LVMC Sub”) pursuant to which LVMC Sub will be retained to perform all recommended exploration work on the Properties for an initial twelve month term from the Effective Date which includes payment of a 12% management fee to LVMC Sub for all recommended exploration work performed by LVMC Sub.

Geita Option Agreement

In the option and joint venture agreement (the “Geita Option Agreement”) between the Company and Otterburn with respect to property located in the Geita District of the Mwanza Region of the United Republic of Tanzania (the “Geita Property”), the Company agreed to grant an exclusive option to Otterburn to acquire up to a 70% undivided interest in and to certain prospecting licenses with respect to the Geita Property. Pursuant the Geita Option Agreement, in consideration for the 70% option Otterburn will: (i) make a cash payment to the Company in the amount of $20,000 on the Closing Date; (ii) make cash payments to the Company in the aggregate of up to $150,000 over a two-year period commencing on the earlier of the completion by the Company of a concurrent private placement of approximately $6,750,000 or May 13, 2011 (the “Closing Date”); (iii) allot and issue up to 600,000 common shares of Otterburn to the Company over a two year period commencing on the Closing Date; and (iv) fund working costs up to $1,570,000 on the Geita Property over a three year period commencing on the Effective Date.

Kalemela Option Agreement

In the option and joint venture agreement (the “Kalemela Option Agreement”) between the Company and Otterburn with respect to property located in the Magu District of the Mwanza Region of the United Republic of Tanzania (the “Kalemela Property”), the Company agreed to grant an exclusive option to Otterburn to acquire up to a 70% undivided interest in and to certain prospecting licenses with respect to the Kalemela Property. Pursuant the Kalemela Option Agreement, in consideration for the 70% option grant Otterburn will: (i) make a cash payment to the Company in the amount of $20,000 on the Closing Date; (ii) make cash payments to the Company in the aggregate of up to $150,000 over a two-year period commencing on the Closing Date; (iii) allot and issue up to 600,000 common shares of Otterburn to the Company over a two year period commencing on the Effective Date; and (iv) fund working costs up to $1,350,000 on the Kalemela Property over a three year period commencing on the Effective Date.

North Mara Option Agreement

In the option and joint venture agreement (the “North Mara Option Agreement”) between the Company and Otterburn with respect to property located in the Tarime District of the North Mara Region of the United Republic of Tanzania (the “North Mara Property”), the Company agreed to grant an exclusive option to Otterburn to acquire up to a 70% undivided interest in and to certain prospecting licenses with respect to the North Mara Property. Pursuant the Mara Option Agreement, in consideration for the 70% option grant

Lake Victoria Mining Company, Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2011
(Expressed in US dollars)

12.	Subsequent Events (continued)

Otterburn will: (i) make a cash payment to the Company in the amount of $20,000 on the Closing Date representing all license fees paid by the Company; (ii) make cash payments to the Company in the aggregate of up to $180,000 over a two-year period commencing on the Closing Date; (iii) allot and issue up to 900,000 common shares of Otterburn to the Company over a two year period commencing on the Effective Date; and (iv) fund working costs up to $1,850,000 on the Mara Property over a three year period commencing the Effective Date.

Singida Option Agreement

In the option and joint venture agreement (the “Singida Option Agreement”) among the Company, Ahmed Abubakar Magoma and Otterburn with respect to property located in the Singida Region of the United Republic of Tanzania (the “Singida Property”), the Company and Mr. Magoma agreed to grant an exclusive option to Otterburn to acquire up to a 70% undivided interest in and to certain prospecting licenses with respect to the Singida Property divided into two option grants.

Pursuant the Singida Option Agreement, in consideration for 51% of the interest Otterburn will: (i) make a cash payment to the Company in the amount of $25,000 on the Closing Date; (ii) make cash payments to the Company in the aggregate of up to $400,000 over a two-year period commencing on the Closing Date; (iii) allot and issue up to 2,200,000 common shares of Otterburn to the Company over a two year period commencing on the Effective Date; and (iv) fund working costs up to $4,500,000 on the Singida Property over a three year period commencing on the Closing Date.

Pursuant the Singida Option Agreement, in consideration for the remaining 19% interest Otterburn will: (i) allot and issue up to 1,000,000 common shares of Otterburn to the Company on or before the sixth anniversary date from the Effective Date; (ii) fund and complete a comprehensive report on the Singida Property compliant with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects, on or before the sixth anniversary date from the Effective date and (iii) fund working costs up to $750,000 on the Singida Property over a three year period from the Effective Date.

On May 13, 2011, the Company received a cash payment of $85,000 from Otterburn. On May 25, 2011, the company received cash payment of $658,947 from Otterburn which includes the payment of $246,522 for exploration work incurred in March 2011, and 2,200,000 Otterburn common stock of shares.

On July 8, 2011, Otterburn terminated the Agreements.

h)	On May 30, 2011, the Company signed prospecting licence purchase agreements to acquire one prospecting licenses. The total consideration includes:

i.	paying $10,000 within 5 days after execution date. The payment was made on June 16, 2011;

ii.	paying a total amount of $450,000 to the owner of the license, of which $70,000 due in 2011, $170,000 due in 2012 and $200,000 due in 2013

iii.	paying a finder’s fee of $30,000 and 300,000 common shares.

PART IV. OTHER INFORMATION

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit
Number	Description
3.1	Articles of Incorporation (incorporated by reference from our Registration Statement on Form SB-2, filed on June 6, 2007)
3.2	Certificate of Amendment dated December 7, 2010 (incorporated by reference from our Current Report on Form 8-K dated December 10, 2010)
3.3	Amended and Restated Bylaws (incorporated by reference from our Current Report on Form 8-K filed on June 7, 2011)
4.1	Specimen Stock Certificate (incorporated by reference from our Registration Statement on Form SB-2 filed on June 6, 2007)
4.2	Form of Warrant Certificate for Offering Completed September 7, 2010 (incorporated by reference from our Quarterly Report on Form 10-Q filed on November 23, 2010)
10.1	License (incorporated by reference from our Registration Statement on Form SB-2, filed on June 6, 2007)
10.2	Amendment to License Agreement, dated June 3, 2008 (incorporated by reference from our Annual Report on Form 10-K filed on June 26, 2008)
10.3	Option Agreement with Geo Can Resources Company Limited (incorporated by reference from our Annual Report on Form 10-K filed on July 14, 2009)
10.4	Binding Letter Agreement with Kilimanjaro Mining Company Inc. (incorporated by reference from our Annual Report on Form 10-K filed on July 14, 2009)
10.5	Consulting Services Agreement with Stocks That Move (incorporated by reference from our Quarterly Report on Form 10-Q filed on November 23, 2009)
10.6	Consulting Agreement with Robert Lupo (incorporated by reference from our Quarterly Report on Form 10-Q filed on February 22, 2010)
10.7	Addendum to the Consulting Agreement with Robert Lupo (incorporated by reference from our Quarterly Report on Form 10-Q filed on February 22, 2010)
10.8	Finder’s Fee Agreement with Robert A. Young and the RAYA Group (incorporated by reference from our Annual Report on Form 10-K filed on July 14, 2019)
10.9	Termination of the Consulting Agreement with Robert Lupo (incorporated by reference from our Annual Report on Form 10-K filed on July 14, 2010)
10.10	Consulting Agreement with Clive Howard Matthew King (incorporated by reference from our Annual Report on Form 10-K filed on July 14, 2010)
10.11	Consulting Agreement dated October 7, 2010 between the Company and Misac Noubar Nabighian (incorporated by reference from our Current Report on Form 8-K filed on October 13, 2010)
10.12	2010 Stock Option Plan (incorporated by reference from our Current Report on Form 8-K filed on October 13, 2010)
10.13	Stock Exchange Agreement with Kilimanjaro Mining Company, Inc. and their selling shareholders (incorporated by reference from our Quarterly Report on Form 10-Q filed on November 23, 2009)
10.14	Form of Subscription Agreement for Offering Completed September 7, 2010 (incorporated by reference from our Quarterly Report on Form 10-Q filed on November 23, 2010)
10.15

Amendment No. 1 to Consulting Agreement between the Company and Clive King dated effective November 11, 2010.(incorporated by reference from our Quarterly Report on Form 10-Q filed on November 23, 2010)

10.16

Form of Mineral Property Sales Agreement dated May 15, 2009, July 29, 2009, August 28, 2009 and November 19, 2009 between a director of the Company and the landowners listed below (collectively the “Landowners”) (incorporated by reference from our Quarterly Report on Form 10-Q filed on November 23, 2010):

Exhibit
Number	Description
	No	Owners Name
	S01	Pius Joackim Game in Parenership with Mustafa Kaombwe and Msua Mkumbo
	S03	Mohamed Suleimani and Partners Plus Chombo, Alfred Joakim and Heri S. Mhula
	S04	Maswi Marwa In Partnership with Robert Malando, Andrew Julius Marando and Mathew Melania
	S05	John Bina Wambura in Partnership with Fabiano Lango
	S06	Elizabeth Shango
	S07	Athuman Chiboni in Partnership with Maswi Marwa and Robert Malando
	S08	Malando Maywili in Partnership with Charles Mchembe
	S09	Robert Malando
	S10	Raymond Athumani Munyawi
	S11	Jeremia K. Lulu in Partnership with Agnes Musa, Juma Shashu, Neema Safari, Neema Tungaraza, Safari Neema Tungaraza, Safari Meema and Simon Gidazada
	S12	Heri S. Mhula and partners Samweli Sumbuka, Plus Gam and Shambulingole
	S13	Limbu Magambo Nyoda and Partners Saba Joseph, Bakari Kahinda
	S14	Shambuli Sumbuka in Partnership with Limbu Gambo
	S15	Salama Mselemu
	S16	John Bina Wambura in Partnership with Bosco Sevelin Chaila; Plus Game; Saimon Jonga
	S17	John Bina Wambura in Partnership with Jumanne Mtemi; Anton Gidion; Bosco Sevelin Chaila; Plus Game; Saimon Jonga
	S18	Limbu Magambo in Partnership with Pous GamI and Shambuli Sumbuka
	S19	Lukas Mmary in Partnership with Henry Pajero, John Bina, Massanja Game, Mwajuma Joseph, Mwita Magita and Plus Game
	S20	Maswi Marwa In Partnership with Shagida malando; Marwa Marwa; Benidict Mitti and Fred Mgongo
	S21	Mustafa IDD Kaombwe
	S22	Mustafa IDD Kaombwe in Partnership with Mahega Malugoyi; Julias Kamana; Ramadhani Lyanga and Abas Mustafa
	S23	Ramadhani Mohamed Lyanga In partnership With Mustafa Kaombwe and Bethod Njega
	S24	Ales David Kajoro in partnership with Henry Ignas; Daud Peter and Julias Charles Rugiga
	S25	Joel Mazemle in Partnership with Christina Mazemle, Plus Chombo and Limbu Magambo Nyoda
	S26	Idd Ismail in Partnership with Bakari Abdi, Elizabeth U. Yohana, Emanuel Marco, Hamisi Ramadhan, Husein Hasan, Mnaya Hosea, and Sanane Msigalali
10.17

Form of Addendum No. 1 to Mineral Property Sales Agreement dated September 18, 2009 between a director of the Company and the Landowners (incorporated by reference from our Quarterly Report on Form 10-Q filed on November 23, 2010)

10.18

Form of Addendum No. 2 to Mineral Property Sales Agreement dated January 18, 2010 between a director of the Company and the Landowners (incorporated by reference from our Quarterly Report on Form 10-Q filed on November 23, 2010)

10.19

Form of Addendum No. 3 to Mineral Property Sales Agreement dated July 27, 2010 between a director of the Company and the Landowners (incorporated by reference from our Quarterly Report on Form 10-Q filed on November 23, 2010)

10.20	Mineral Financing Agreement between the Company and Ahmed Magoma dated October 19, 2009 (incorporated by reference from our Quarterly Report on Form 10-Q filed on November 23, 2010)
10.21

Property Purchase Agreement between Geo Can Resources Company Limited and Kilimanjaro Mining Company, Inc dated May 5, 2009(incorporated by reference from our Quarterly Report on Form 10-Q filed on November 23, 2010)

10.22	Amendment to Mineral Financing Agreement between the Company and Ahmed Magoma dated October 27, 2009 (incorporated by reference from our Quarterly Report on Form 10-Q filed on November 23, 2010)
10.23	Declaration of Trust of Geo Can Resources Company Limited dated July 23, 2009 (incorporated by reference from our Quarterly Report on Form 10-Q filed on November 23, 2010)
10.24	Form of Subscription Agreement for non US Subscribers (incorporated by reference from our Current Report on Form 8-K filed on March 11, 2011)
10.25	Form of Subscription Agreement for US Subscribers (incorporated by reference from our Current Report on Form 8-K filed on March 11, 2011)

Exhibit
Number	Description
10.26	Consulting Agreement dated April 26, 2011 between David Kalenuik and the Company (incorporated by reference from our Current Report on Form 8-K filed on May 2, 2011)
10.27	Consulting Agreement dated April 26, 2011 between Roger Newell and the Company (incorporated by reference from our Current Report on Form 8-K filed on May 2, 2011)
10.28	Employment Agreement dated April 26, 2011 between Heidi Kalenuik and the Company (incorporated by reference from our Current Report on Form 8-K filed on May 2, 2011)
10.29	Employment Agreement dated April 26, 2011 between Ming Zhu and the Company (incorporated by reference from our Current Report on Form 8-K filed on May 2, 2011)
10.30	Geita Option Agreement dated May 6, 2011 between Otterburn Ventures Inc. and the Company (incorporated by reference from our Current Report on Form 8-K filed on May 12, 2011)
10.31	Kalemela Option Agreement dated May 6, 2011 between Otterburn Ventures Inc. and the Company (incorporated by reference from our Current Report on Form 8-K filed on May 12, 2011)
10.32	North Mara Option Agreement dated May 6, 2011 between Otterburn Ventures Inc. and the Company (incorporated by reference from our Current Report on Form 8-K filed on May 12, 2011)
10.33	Singida Option Agreement dated May 6, 2011 among Otterburn Ventures Inc., the Company and Ahmed Abubakar Magoma (incorporated by reference from our Current Report on Form 8-K filed on May 12, 2011)
14.1	Code of Ethics (incorporated by reference from our Annual Report on Form 10-K filed on June 26, 2008)
16.1	Letter dated October 8, 2010 from BehelerMick PS (incorporated by reference from our Current Report on Form 8-K filed on October 8, 2010)
21.1	List of Subsidiaries
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant Section 906 Certifications under Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant Section 906 Certifications under Sarbanes-Oxley Act of 2002
99.2	Audit Committee Charter (incorporated by reference from our Annual Report on Form 10-K filed on June 26, 2008)
99.3	Disclosure Committee Charter (incorporated by reference from our Annual Report on Form 10-K filed on June 26, 2008)

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAKE VICTORIA MINING COMPANY, INC.

BY:
David Kalenuik
President and Chief Executive Officer
(Principal Executive Office)

Date:	<>, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By
David Kalenuik
President, Chief Executive Officer
and Director
(Principal Executive Officer)
Date: <>, 2012

By
Ming Zhu
Chief Financial Officer
(Principal Accounting Officer and Principal Financial Officer)
Date: <>, 2012

By
Heidi Kalenuik
Director
Date: <>, 2012

By
Roger A. Newell
Director
Date: <>, 2012

By
Ahmed A. Magoma
Director
Date: <>, 2012

By
Ian A. Shaw
Director
Date: <>, 2012